SCHEDULE A

Identity of Participants

Stewart F. Peck’s principal business address is 601 Poydras St., Suite 2775, New Orleans, Louisiana, 70130.

During the past five years, Mr. Peck has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Peck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Peck is a citizen of the United States of America. Mr. Peck does not own any securities of Peoples Financial Corporation (the “Company”).

Stewart F. Peck’s principal occupation is serving as Senior Counsel of Lugenbuhl, Wheaton, Peck, Rankin & Hubbard, a professional law corporation with offices in New Orleans, Houston, Baton Rouge, and Gulfport, a position he has held since 2020 after having served as a founder, member of the board of directors and, during a certain period, President/Managing Shareholder of the firm since it was founded in 1986. Mr. Peck has served on the board of directors of Partnership in Action (NOLA Vie), a non-profit organization, since 2018. Mr. Peck was also elected to the Kenyon College Alumni Council in 2023 and has served on the board of directors of the Gund, the art museum of Kenyon, since 2024, where he serves as Chairman of its Finance Committee. Mr. Peck previously served as co-chairman of Kenyon College’s 50th Reunion Committee from 2021 to 2024 and as an Elder at St. Charles Avenue Presbyterian Church in New Orleans, Louisiana from 2021 to 2023. Mr. Peck is ranked in Chambers & Partners and has been listed in the top 50 lawyers in New Orleans and top 50 lawyers in Louisiana by Super Lawyers. Mr. Peck has been involved in approximately 90 reported cases, handled substantial mergers and acquisitions, represented banks and other financial institutions and acted as general counsel to a number of regional businesses in providing counsel and his legal expertise, including significant businesses located in southern Mississippi. Mr. Peck graduated from Kenyon College, magna cum laude, with distinction, and as a member of Phi Beta Kappa, Ohio Beta Chapter, as well as Tulane Law School, where he was a member of the Tulane Law Review and Order of the Coif. Mr. Peck’s extensive legal expertise, including his service as general counsel of numerous regional businesses, makes him well-qualified to serve on the Company’s Board of Directors.

The participants in the solicitation are anticipated to be Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Value Partners VII, L.P., a Delaware limited partnership, Stilwell Value LLC, a Delaware limited liability company, Joseph Stilwell, Megan Parisi and Mr. Peck (each a “Participant” and collectively, the “Participants”). Each of the Participants specifically disclaims beneficial ownership of any shares of Common Stock owned by any of the other Participants that he, she or it does not directly own.